Exhibit 99.1

Nano-X Imaging Ltd. Announces Pricing of a $8 Million Registered Direct Offering Priced
At-The-Market Under Nasdaq Rules

PETACH TIKVA, Israel, August 6, 2026 /GlobeNewsire/ – Nano-X Imaging Ltd. (Nasdaq: NNOX), (“Nano-X” or the “Company”) an innovative medical imaging technology company, today announced that it has entered into a securities purchase agreement with a single long-term institutional investor for the purchase and sale of 8,000,000 Ordinary Shares (or Ordinary Share equivalents in lieu thereof) (the “Ordinary Shares”) and warrants to purchase up to 8,000,000 Ordinary Shares at a combined purchase price of $1.00 per Ordinary Share and accompanying warrant (the “Offering”). The warrants will have an exercise price of $1.15 per Ordinary Share, will be exercisable six months following issuance and will expire five years from the closing date.

The closing of the Offering is expected to occur on or about August 7, 2026, subject to the satisfaction of customary closing conditions. The gross proceeds from the Offering are expected to be approximately $8 million, before deducting placement agent fees and other estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the transaction.

The Ordinary Shares (or Ordinary Share equivalents in lieu thereof) and warrants to purchase Ordinary Shares are being offered and sold pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (“SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-294302), which was amended on March 26, 2026 and declared effective by the Securities and Exchange Commission (“SEC”) on March 30, 2026. The offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in this warrant inducement transaction, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Nanox

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide.

For more information, please visit https://www.nanox.vision.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, statements regarding: the Company’s expected use of proceeds from the Offering and the closing of the Offering. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s history of recurring losses and negative cash flows from operating activities, significant future commitments and the uncertainty regarding the adequacy of Nanox’s liquidity to pursue its complete business objectives, and substantial doubt regarding its ability to continue as a going concern; (iv) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (v) Nanox’s ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (vi) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vii) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (viii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (ix) Nanox’s ability to conduct business globally; (x) changes in global, political, economic, business, competitive, market and regulatory forces; (xi) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; and (xii) risks related to litigation which may result in significant liability and damage to the Company’s reputation. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Investors

Mike Cavanaugh, ICR Healthcare

mike.cavanaugh@icrhealthcare.com

Media

nanox@icrinc.com